SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007 and April 10, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of Item 8:

On April 10, 2007, Biosite received a letter from Beckman pursuant to which Beckman waives, in this instance, the 48 hour notice period under Section 5.2 of the Merger Agreement that Biosite is required to provide Beckman prior to engaging or participating in discussions or negotiations with, or furnishing any information to, Inverness or any of its representatives or financing sources. A copy of the letter from Beckman is filed as Exhibit (a)(1)(P) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(P)	Letter from Beckman Coulter, Inc. to Biosite Incorporated dated April 10, 2007

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name: Kim D. Blickenstaff
Title: Chairman and Chief Executive Officer

Dated: April 10, 2007